Exhibit 99.34

Annual Meeting of Shareholders September 22 2022

Report on Voting Results

Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

The annual meeting (the “Meeting”) of shareholders of Abaxx Technologies Inc. (the “Company”) was held on September 22, 2022. Shareholders holding an aggregate of 31,808,565 common shares of the Company (“Common Shares”), being 43.5% of the issued and outstanding Common Shares as of the record date of August 10, 2022, were present or represented by proxy at the Meeting.

1.	Number of Directors

Based on the proxies received and the votes cast at the Meeting, the number of directors for the ensuing year was set forth as six (6). The outcome of the vote was as follows:

Votes For	Votes Against
25,654,611	162,942

2.	Election of Directors

Based on the proxies received and the votes cast at the Meeting, all nominees set forth in the Company’s management information circular dated August 10, 2022 were elected as directors of the Company at the Meeting. The outcome of the vote was as follows:

Nominee	Votes For	Votes Withheld
Joshua Crumb	25,806,732	10,821
Thom McMahon	25,689,893	127,660
Margot Naudie	24,956,642	860,911
Catherine Flax	24,454,379	1,363,174
W. Scott Leckie	24,445,527	1,372,026
Cyrus Hiramanek	25,806,752	10,801

3.	Appointment of Auditors

Based on the proxies received and the votes cast at the Meeting, the shareholders of the Company (i) appointed KPMG LLP, Charted Accountants as auditors of the Company, and (ii) authorized the directors of the Company to fix the remuneration of the auditors. The outcome of the vote was as follows:

Votes For	Votes Withheld
31,364,763	108,372